UCI HOLDINGS LIMITED

LEVEL NINE    148 QUAY STREET    PO BOX 3515    AUCKLAND 1140    NEW ZEALAND

TELEPHONE (64-9) 366 6259    FAX (64-9) 366 6263

November 12, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, as added by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, notice is hereby provided that UCI Holdings Limited has included disclosure with respect to certain activities described in Section 13(r) in its Quarterly Report on Form 6-K for the three months ended September 30, 2014 which was filed with the U.S. Securities and Exchange Commission on November 12, 2014. The disclosure can be found on page 26 of the Quarterly Report on Form 6-K and is incorporated by reference herein.

Very truly yours,

UCI Holdings Limited

/s/ Keith Zar
Keith Zar
Group Legal Counsel